UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

CONE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

206812109

(CUSIP Number)

Kenneth M. Fisher

Noble Energy, Inc.

1001 Noble Energy Way

Houston, Texas 77070

(281) 872.3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON Noble Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 21,692,198 Common Units
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER* 21,692,198 Common Units
	10	SHARED DISPOSITIVE POWER 0 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 21,692,198 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 34.12%
14	TYPE OF REPORTING PERSON CO - corporation

*	Includes 14,581,560 Common Units that will be issued to NBL Midstream, LLC on November 15, 2017 (the “Conversion Date”). On the Conversion Date, all of the issued and outstanding subordinated units (the “Subordinated Units”) of CONE Midstream Partners LP (the “Partnership”) will automatically convert into Common Units on a one-for-one basis upon termination of the subordination period pursuant to Section 5.7 of the First Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated by reference to Exhibit 3.1 of the Partnership’s Current Report on Form 8-K filed with the Commission on October 3, 2014 (the “Partnership Agreement”).

**	The percentages relating to Common Units reported herein are based on a total of 63,585,333 Common Units outstanding, including (i) 34,422,212 Common Units outstanding as of August 7, 2017 (as reported in the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2017) and (ii) 29,163,121 Common Units to be issued on the Conversion Date upon conversion of all of the issued and outstanding Subordinated Units.

1	NAME OF REPORTING PERSON NBL Midstream, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 21,692,198 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 21,692,198 Common Units
	10	SHARED DISPOSITIVE POWER 0 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 21,692,198 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 34.12%
14	TYPE OF REPORTING PERSON OO - limited liability company

*	Includes 14,581,560 Common Units that will be issued to NBL Midstream, LLC on the Conversion Date. On the Conversion Date, all of the issued and outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis upon termination of the subordination period pursuant to Section 5.7 of the Partnership Agreement.
**	The percentages relating to Common Units reported herein are based on a total of 63,585,333 Common Units outstanding, including (i) 34,422,212 Common Units outstanding as of August 7, 2017 (as reported in the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2017) and (ii) 29,163,121 Common Units to be issued on the Conversion Date upon conversion of all of the issued and outstanding Subordinated Units.

This Amendment No. 5 on Schedule 13D/A (“Amendment No. 5”) is being filed by Noble Energy, Inc., a Delaware corporation (“Noble Energy”), and NBL Midstream, LLC, a Delaware limited liability company (“NBL Midstream”), to amend the Schedule 13D originally filed on October 10, 2014 (the “Original 13D”) by Noble Energy, as amended by Amendment No. 1 thereto, filed on January 1, 2015 (“Amendment No. 1”), as amended by Amendment No. 2 thereto, filed on October 23, 2015 (“Amendment No. 2”), as amended by Amendment No. 3 thereto, filed on December 5, 2016 (“Amendment No. 3”), as amended by Amendment No. 4 thereto, filed on May 26, 2017 (“Amendment No. 4,” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 5, this “Schedule 13D”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following paragraph:

On the Conversion Date, upon termination of the subordination period pursuant to Section 5.7 of the Partnership Agreement, the 14,581,560 Subordinated Units held of record by NBL Midstream will automatically convert into Common Units on a one-for-one basis for no additional consideration.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

Conversion of Subordinated Units

On October 20, 2017, the board of directors of the GP declared a quarterly cash distribution of $0.3025 per Common Unit with respect to the quarter ended September 30, 2017. The distribution payment will be made on November 14, 2017. As a result, pursuant to the terms of the Partnership Agreement, the subordination period will terminate on November 15, 2017 and each Subordinated Unit issued and outstanding will automatically convert into an equal number of Common Units.

The following describes any other plans or proposals that any Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) Other than the change of beneficial ownership of the Common Units as a result of the sale of NBL Midstream upon the completion of the Disposition, the Reporting Persons have no present plans or proposals to sell the Issuer’s securities and/or to buy additional such securities. In determining from time to time whether to sell the Issuer’s securities reported as beneficially owned in this Schedule 13D (and in what amounts), whether to retain such securities, or whether to buy additional securities of the Issuer (in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise), each Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, stock market conditions, regulatory matters, and other opportunities available to the Reporting Persons.

(b)-(j) None.

Each Reporting Person may change its plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) NBL Midstream is the record and beneficial owner of 7,110,638 Common Units, which represents approximately 20.66% of the outstanding Common Units (based on the Common Units outstanding as of August 7, 2017), and 14,581,560 Subordinated Units, which represents 50% of the outstanding Subordinated Units. Upon the termination of the subordination period and conversion of the Subordinated Units, NBL Midstream will be the record and beneficial owner of 21,692,198 Common Units, which will represent approximately 34.12% of the outstanding Common Units immediately following such conversion on the Conversion Date (based on the Common Units outstanding as of August 7, 2017).

Noble Energy wholly owns NBL Midstream. NBL Midstream is a manager-managed limited liability company that is ultimately fully controlled by Noble Energy. Upon completion of the Disposition, Noble Energy will no longer own any interest in NBL Midstream or, consequently, the Issuer.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in Item 4, this Item 5 or as set forth in Exhibit 99.1, neither Reporting Person nor, to the best of its knowledge, any of the persons named in Exhibit 99.1 to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b) Upon the termination of the subordination period and conversion of the Subordinated Units, NBL Midstream and Noble Energy will have the sole power to vote or dispose of, or direct the voting or disposition of, 21,692,198 Common Units, which will represent approximately 34.12% of the outstanding Common Units (based on the Common Units outstanding as of August 7, 2017).

(c) The response in Item 3 is incorporated herein by reference. Except as otherwise described herein, the Reporting Persons have not entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

(d) Upon the closing of the Disposition, Wheeling Creek Midstream, LLC will have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported on this Schedule 13D.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit Number	Description

99.2	Joint Filing Agreement, dated effective October 23, 2015, among the Reporting Persons (incorporated by reference to Exhibit 99.4 to the Issuer’s Schedule 13D/A filed with the Securities and Exchange Commission on October 23, 2015)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: October 26, 2017

NOBLE ENERGY, INC.

By:	/s/ Kenneth M. Fisher
Name:	Kenneth M. Fisher
Title:	Executive Vice President and
Chief Financial Officer

NBL MIDSTREAM, LLC

By:	/s/ Kevin E. Haggard
Name:	Kevin E. Haggard
Title:	Vice President, Treasurer